TITAN AMERICA Public limited liability company (société anonyme) 37 Square de Meeûs, 1000 Brussels, Belgium 1011.751.174 (RLE Brussels, French-speaking division) (the Company) EXTRACT FROM THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 5, 2025 On May 5, 2025, a meeting of the board of directors of the Company (the Board of Directors) was held at the Hotel Amigo in Brussels, Belgium (Rue de l’Amigo 1-3, B-1000 Brussels, Belgium). These minutes contain the deliberations and resolutions adopted at that meeting of the Board of Directors. I. OPENING AND COMPOSITION OF THE MEETING The meeting was opened at 15:00 (CET) under the chairmanship of Mr. Marcel Cobuz (the Chair). The following directors were present or represented: - Marcel Cobuz; - Bill Antholis; - Jay Bachmann; - Michael Colakides; - Sandra Santos; - Wim Van Der Smissen; and - Bill Zarkalis. Additionally, the meeting was attended by the following individuals: […] All the directors (i) acknowledged that they had been informed in due time of the meeting and had timely received all the documents to be submitted to the meeting (including any documents to be sent to them under the articles of association of the Company and/or the Belgian Code of Companies and Associations (the BCCA)), (ii) waived any applicable formalities for convening the meeting and any applicable time limits, and (iii) agreed to the agenda for the meeting. The Chair confirmed that the meeting had been validly convened and that it could validly deliberate and decide on the matters included on the agenda. Mr. Dimitris Katsaounis was appointed as the secretary of the meeting.

Page 2 of 2 V. RESOLUTIONS Following deliberations, the Board of Directors unanimously approved the following resolutions: […] (7) The Board of Directors unanimously decided, through separate votes, to relocate the Company's registered office from Square De Meeûs 37, 4th floor 1000 Brussels, Belgium to Place Sainte Gudule 14, Brussels, Belgium, effective as of May 12, 2025. The Board of Directors decided to grant a special power of attorney to Messrs. Michael Colakides, Nikolaos Andreadis, Nikolaos Birakis, Grigorios Dikaios, Loukas Petkidis and Jan Moriaux, each acting individually on the Company’s behalf, to sign all required documents in respect of the relevant contract and in general to do whatever is necessary or useful for the performance of this power of attorney and the execution of this resolution. The Board of Directors further decided to grant a special power of attorney to each director, as well as to Sophie Rutten, Jasper Clarys, Susana Gonzalez Melon or any lawyer or collaborator of Allen & Overy (Belgium) LLP, each electing domicile to that end at 268A Avenue de Tervueren, 1150 Brussels, Belgium, each with the power to act alone and with the right of substitution, to, on behalf of the Company, carry out the publication formalities relating to this resolution and, in general, to perform all acts and sign all documents that are useful or necessary for the performance of this power of attorney. VI. END OF THE MEETING All items on the agenda having been addressed, the Chair closed the meeting at 17:30 (CET). All of the directors who have signed these minutes confirm that (i) they attended the meeting, (ii) they have no objection to the method of decision-making, and (iii) these minutes accurately and completely reflect the deliberations and decisions adopted by the Board of Directors during this meeting. This transcript of the meeting of the Board of Directors shall be signed by the Chair and the secretary of the meeting, as well as by any director who so wishes. Each copy shall be deemed to be an original and all copies together shall form one and the same record which shall be kept in the register of minutes of the Board of Directors. Certified extract from the minutes of the meeting of the Board of Directors of Titan America SA held on May 5, 2025. ______________/s/ Marcel Cobuz________________ Marcel Cobuz, Chair of the Board of Directors Date: May 16, 2025